SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                          For the month of April, 2006

                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)


Exhibit No.     Headline

01              Annual General Meeting dated 24 April 2006

02              Interim Dividend dated 25 April 2006

Exhibit No. 01

For immediate release 24 April 2006



                             Annual General Meeting

SVG Capital plc (the "Company") announces that at the Annual General Meeting of the Company, held at 111 Strand, London, WC2R 0AG at 12.00 noon today, resolutions 1 to 11 as set out in the Notice of Meeting were duly passed.


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Enquiries:

John Spedding
Schroder Investment Management Limited                        Tel: 020 7658 3206

Exhibit No. 02

For immediate release 25 April 2006


                                Interim Dividend
                      For The Year Ending 31 December 2005

SVG Capital plc (the "Company") announces that, as reported in the Chairman's Statement contained in the 2005 Report and Accounts, the Directors of the Company have now declared the payment of an interim dividend of 3.1p per share for the year ending 31 December 2005.


       Ex-Dividend Date:                               3 May 2006
       Record Date:                                    5 May 2006
       Payment Date:                                   31 May 2006
       Dividend per share:                             3.1p


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Enquiries:                                Schroder Investment Management Limited

John Spedding                                                    (0207 658 3206)
25 April 2006



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date:  28 April, 2006


                                  By:/s/John Spedding
                                        John Spedding
                                        Company Secretary
                                        For and on behalf of Schroder Investment
                                        Management Limited, Secretaries